Exhibit 12(a)

NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

						Nine Months Ended
	Year Ended December 31					September 30
$ in millions	2008(1)	2007	2006	2005	2004	2009	2008
Earnings:
(Loss) earnings from continuing operations before income taxes	$(368)	$2,698	$2,316	$2,092	$1,596	$1,806	$1,890

Fixed Charges:
Interest expense, including amortization of debt premium	295	336	347	388	431	219	223
Portion of rental expenses on operating leases deemed to be representative of the interest factor	195	195	183	170	151	144	155

Earnings from continuing operations before income taxes and fixed charges	122	3,229	2,846	2,650	2,178	2,169	2,268
Fixed Charges:	490	531	530	558	582	363	378

Ratio of earnings to fixed charges(1)	–	6.1	5.4	4.7	3.7	6.0	6.0

(1)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $368 million. This loss was entirely due to the non-cash goodwill impairment charge of $3.1 billion recorded during the fourth quarter at Shipbuilding and Aerospace Systems.